SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SMILES Launches New Program Bonuses

São Paulo, October 20, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Latin America’s largest low-cost and low-fare airline, announces the launch of new bonuses through SMILES, GOL’s relationship program, making it even easier for participants to use their miles and obtain their bonus tickets. For example, participants can fly with no seat limits and obtain their tickets up to 90 minutes before boarding by using their miles only; purchase tickets using a combination of miles and money; or fly with reduced miles.

“The new bonuses, together with the partnerships with foreign airlines and the launch of the co-branded cards, mean that our participants can now enjoy even more advantages and benefits,” declared Murilo Barbosa, GOL’s Marketing and Card Officer.

The table below shows the details of each prize:

SMILES Any Day	SMILES	SMILES & Money	SMILES
Reduced Miles

Travel at any time	Travel using	Travel without the total	Travel with less
	miles	number of miles	miles

Participants ensure	SMILES ticket for	Participants use a	SMILES ticket
a SMILES ticket with no	the Economy and	combination of miles	promotions under
seat limits, using	Comfort classes	and money to obtain	special conditions
double the number of		their SMILES ticket
miles

Further information and the new prize rules are available at the SMILES website (www.smiles.com.br).

* The SMILES Any Day bonus allows participants to travel at any time during the year, without no limitation on the number of seats (reserved for the SMILES program), as long as there are seats available on the flight in question. This option is valid only on flights operated by GOL and VARIG.

About SMILES

With more than 6.4 million participants, SMILES (www.smiles.com.br), Latin America’s biggest mileage program, is GOL’s customer relationship program. It allows customers to accumulate miles when flying with GOL, VARIG or other partner airlines, or when buying services and products from non-airline program partners, such as credit card companies. In addition, some program categories offer other advantages such as special check-in facilities, higher luggage allowances and access to the SMILES VIP rooms at airports.

About GOL Linhas Aéreas Inteligentes S.A.
CONTACT:

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting- edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

Investor Relations
Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Phone: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Edelman (U.S and Europe):
M. Smith and N. Dean
Phone: 1 (212) 704-8196 / 704-4484
Emails: meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.